中國海洋石油有限公司 CNOOC LIMITED February 9, 2018

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 21, 2017

Supplemental Response Dated November 22, 2017

Comment Letter Dated January 26, 2018

File No. 1-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated January 26, 2018 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of CNOOC Limited (the “Company”), which was filed on April 21, 2017 (the “2016 20-F”) and the Company’s supplemental response dated November 22, 2017. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year ended December 31, 2016

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

1.	The revised disclosure provided in response to prior comment 1 states that for the purpose of impairment testing, goodwill acquired in the acquisition of Nexen Inc. was allocated to your entire exploration and production assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition. To help us better understand your accounting in this area, please address the following:

•	Tell us whether your exploration and reporting segment is a single operating segment or contains more than one operating segment. If it contains more than one operating segment, identify the operating segments that comprise your exploration and production segment.

Response: The Company respectfully advises the Staff that the Company’s exploration and production (“E&P”) segment is a single operating segment. The Company reports the business through three operating and reporting segments: E&P, trading business and corporate. These

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

segments are determined primarily because the Company’s chief operating decision maker (“CODM”) reviews financial information of operating segments when making decisions regarding allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM.

•	Clarify whether you allocated goodwill to your exploration and production segment because it could not be allocated on a non-arbitrary basis to individual cash-generating units or whether you allocated it to multiple cash-generating units within this segment. In either case, provide a detailed explanation of the basis for your accounting, including reference to the specific authoritative literature upon which you relied.

Response: The Company allocated goodwill to the E&P segment because it could not be allocated on a non-arbitrary basis to individual cash-generating units (“CGUs”). The Company reviewed the goodwill at the whole E&P segment level. There is no reasonable basis for the Company to allocate the goodwill to each CGU as the entire E&P segment benefits from the synergies generated from the Nexen Inc. acquisition, and quantification of the synergies is impractical.

The Company further advises the Staff that such allocation complies with paragraph 80 of IAS 36: Each unit or group of units to which the goodwill is so allocated shall:

(a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b) not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation.

Please refer to the Company’s response to the last paragraph of this comment below for more details regarding the synergies generated from the acquisition that benefited the E&P segment thus cannot be allocated to individual CGUs.

•	Explain to us, in reasonable detail, how the individual cash-generating units in your exploration and production segment have been identified. Indicate which of these cash-generating units benefit from the synergies of the Nexen Inc. acquisition and explain how they so benefit.

Response：The Company identifies a field or the group of fields that could generate cash inflows independently in the E&P segment as a CGU. Upon the date of the Nexen Inc. ("Nexen") acquisition, when allocating the goodwill to the Company’s CGUs, or groups of CGUs, the Company considered which CGUs or groups of CGUs would benefit from the synergies of the Nexen Inc. acquisition and determined that the entire E&P segment would benefit from such synergies, as previously disclosed in the 2013 Form 20-F when the acquisition occurred:

(i)	a lower-risk and more efficient portfolio of core producing oil and gas assets;

(ii)	access to exploration opportunities worldwide; and

(iii)	expanded capabilities in exploration, development and project management.

For instance, the collaboration of Nexen management and CNOOC management enabled the Company to enter into other markets and potential exploration areas, such as the exploration of the Stabroek Block in Guyana. Through the Company's exploration effort, six new discoveries including Liza, Payara, Snoek, Liza Deep, Turbot and Ranger were successfully made since 2015. This is a significant achievement after the acquisition of Nexen and a major milestone for the Company to enter into a new territory in the E&P segment and lay a solid foundation of resources in the E&P segment.

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Another example is that Nexen was the member of OIL (Oil Insurance Limited, an Energy Industry Mutual Insurance Company) since 2001 which acted as the cornerstone of its insurance program. After the Nexen acquisition, the Company obtained the membership instead as well as the sufficient and economic insurance coverage for the related assets and operations (including assets in China). The Company became the first member of OIL from Asia, which demonstrated the recognition to the risk control and safety management of the Company.

Furthermore, Nexen has set up a global tax management system and had experienced and professional tax team which helped the Company decrease tax risk and add value for the E&P segment after tax team integration and management synergy.

Based on the above, the Company has realized the lower-risk and more efficient portfolio of assets, materialized the access to exploration opportunities worldwide and demonstrated the expanded capabilities in exploration, development and project management at the E&P segment level as initially expected when Nexen was acquired. For those reasons, we believe goodwill cannot be allocated to individual cash-generating units. Rather, the Company still believes the entire E&P segment can benefit from the synergies generated from the acquisition.

•	Provide us with additional, specific detail regarding how your allocation complies with paragraph 80 of IAS 36. In connection with this part of your response, describe for us, in reasonable detail, the level at which you monitor goodwill for internal management purposes.

Response: The Company respectfully advises the Staff that IAS36.80 requires goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall:

(a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

(b) not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation.

CNOOC Limited and Nexen Inc. were both traditional E&P companies engaged in exploration, development and production of oil and gas. Since the acquisition of Nexen, substantially all of the synergies was expected to benefit the E&P segment; therefore, goodwill has always been monitored and managed by the Company at the E&P segment level. E&P segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes. On the other hand, E&P segment is not larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation. In conclusion, the Company respectfully advises the Staff that such allocation complies with paragraph 80 of IAS 36.

2.	Your response to prior comment 1 states that you will provide additional disclosure regarding your accounting policy for the impairment of goodwill. As part of your revised disclosure, provide all of the information required by paragraph 134 of IAS 36, including the disclosures addressing the basis on which the recoverable amount was determined (i.e., value in use or fair value less costs of disposal).

Response: The Company respectfully advises the Staff that the Company performs impairment tests for goodwill, annually, by assessing the recoverable amount of the entire E&P assets based on the value in use. In 2016, the recoverable amount of the entire E&P assets were compared with

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

the carrying amount of both E&P assets and the goodwill. Based on the analysis, the total recoverable amount of the E&P segment was at least 140% of the carrying value of all assets in this segment (including goodwill); therefore, no impairment loss was recognized for the goodwill.

In response to the Staff's request, the Company has compared the disclosure against the requirements of IAS 36 paragraph 134 as following:

(a)	The Company had disclosed the carrying amount of goodwill in Note 15 on page F-48 of the 2016 20-F.

(b)	All of the intangible assets, other than goodwill, owned by the Company have finite useful life; therefore the carrying amount of intangible assets with indefinite useful lives allocated to the unit (group of units) is not applicable to the Company.

(c)	The recoverable amount of the entire E&P assets is determined by value in use, which is the same method used to assess the impairment of non-financial assets. The Company will clarify the following information required by IAS 36.134(c) in the Note 3 of the Form 20-F in the future filings (emphasis added to indicate changes):

Impairment is determined by assessing the recoverable amount of the ~~cash-generating unit (group of cash-generating unit)~~ E&P segment, using value in use, to which the goodwill relates to.

(d)	The Company will disclose the following information required by IAS 36.134(d) in the Note 3 of the Form 20-F in the future filings:

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. Actual results could differ from those estimates.

(e)	The information required by IAS 36.134(e) is not applicable to the Company.

(f)	As noted above, the total recoverable amount of E&P segment is significantly higher than the book value of all assets in this segment (including goodwill) in 2016. It is scarcely possible that a reasonable change in a key assumption on which management has based its determination of the E&P's recoverable amount would cause the E&P's carrying amount to exceed its recoverable amount. Therefore, the Company respectfully advises the Staff that the Company believes the cushion is sufficient that a sensitivity required by IAS 36.134(f) is not meaningful under this situation. In the event that the cushion becomes smaller, the Company will assess the need to consider the requirement under IAS 36.134(f).

3.	Your response does not appear to adequately address our prior comment 2. Provide the disclosure required by paragraph 130 of IAS 36, including the recoverable amount of the Long Lake assets and sufficient detail regarding the events and circumstances that led to the impairment loss.

Response: The Company respectfully advises the Staff that the Company intends to provide the following disclosure in accordance with paragraph 130 of IAS 36 as well as regarding the

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

impairment loss recognized on the Long Lake project in 2016 in Note 14 of Form 20-F for the fiscal year ended December 31, 2017:

Impairment and provision recognized during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. [In 2017, the impairment loss was mainly related to [location(s) and reason(s)]]. In 2016, the impairment loss was mainly related to fields in North America, Europe and Africa primarily due to the revision of the oil price forecast and the adjustment in operating plan for oil sand assets in Canada.

The recoverable amount was calculated based on the assets' value in use and was determined at the cash generating unit level. The Company identifies a field or the group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Company’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations is [XX%-XX%] in 2017 after tax (2016:8%-11% after tax).

For 2016, included in impairment was RMB7,358 million recognized on the Long Lake project, due to the revision of the oil price forecast and adjustments to operating plans caused by the pipeline rupture and the explosion accident. Specifically, the operating plan was changed to defer the timing of when to bring the Long Lake upgrader back online, to make the timing concurrent with the most recent expectation of when sufficient feedstock will be produced from Long Lake assets to maximize the utilization and cash generating potential of the upgrader. The Company also updated the yield assumptions based on the most recent operating performance of the upgrader. The asset was written down to an estimated recoverable amount of RMB33,902 million in June 2016.

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at xiewzh@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Weizhi Xie
Name:	Weizhi Xie
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP